Toyota Motor Corporation

1 Toyota-cho, Toyota City

Aichi Prefecture 471-8571

Japan

June 24, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Annual Report on Form 20-F for the year ended March 31, 2014; Notice of Disclosure under Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Toyota Motor Corporation hereby provides notice that it has provided disclosure under Section 13(r) of the Securities Exchange Act of 1934 in its Annual Report on Form 20-F for the year ended March 31, 2014.

Very truly yours,

Toyota Motor Corporation

By:	/s/ Hiroshi Nishida
	Name:	Hiroshi Nishida
	Title:	Project General Manager of Accounting Division